Exhibit (a)(5)

English translation of Cancellation notice published in the Swiss Official Gazette of Commerce on November 22, 2007, December 21, 2007 and January 21, 2008, and in Neue Zürcher Zeitung on November 22, 2007 and December 22/23, 2007

Cancellation of Equity Securities in accordance with Article 33 of the Federal Act on Stock Exchanges and Securities Trading (SESTA)

With submission dated October 25, 2007, SCOR SE with registered domicile in F-92800 Puteaux, France, filed a claim against SCOR Holding (Switzerland) Ltd. (formerly known as Converium Holding Ltd.) with registered domicile in 8022 Zurich with the Commercial Court of the Canton of Zurich, requesting that the court:

1.
cancels all registered shares of SCOR Holding (Switzerland) Ltd. with a nominal value of CHF 5 each (securities no. 1 299 771) not directly or indirectly held by the claimant in accordance with Art. 33 of the Federal Act on Stock Exchanges and Securities Trading (SESTA).

2.	cancels all options on shares of SCOR Holding (Switzerland) Ltd. issued by SCOR Holding (Switzerland) Ltd. not directly or indirectly held by the claimant in accordance with Art. 33 SESTA.

To substantiate its claim, SCOR SE asserts that following a public tender offer, it holds 98.03% of the voting rights of SCOR Holding (Switzerland) Ltd. According to Art. 33 SESTA, an offeror who holds more than 98% of the voting rights of the target company after expiration of the offer period, may request the judge to cancel the remaining equity securities. The remaining holders of equity securities may join the proceedings.

The remaining shareholders and option holders are hereby set a deadline of 3 months, starting with the first publication in the Swiss Official Gazette of Commerce, to declare accession to these proceedings in writing with the Commercial Court of the Canton of Zurich, P.O. Box 2401, 8021 Zurich.
The declaration of accession will have to contain a specific motion with regard to the claimant's requests and will have to be substantiated. The declaration will have to be filed together with a list of annexes and the numbered annexes in quadruplicate.

Persons with residence or corporate domicile outside of Switzerland will have to indicate in their declaration of accession an addressee of services with address in Switzerland (§ 30 of the Cantonal Code on Civil Actions (Zivilprozessordnung)). If this request is not complied with, services to persons who have joined the proceedings may be made by publication or may be omitted with the same effect.

Absence of response is considered waiver of accession.

8021 Zurich, November 22, 2007. Commercial Court of the Canton of Zurich.